SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                              WCI Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92923C104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Bennett Lindenbaum
                             Basswood Partners, LLC
                               645 Madison Avenue
                               New York, NY 10022
                                 (212) 521-9500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 25, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                             ------------------
CUSIP No. 92923C104                                           Page 2 of 13 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Basswood Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,137,979
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,137,979
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,137,979
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                             ------------------
CUSIP No. 92923C104                                           Page 3 of 13 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Basswood Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,114,358
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,114,358
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,114,358
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                             ------------------
CUSIP No. 92923C104                                           Page 4 of 13 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Matthew Lindenbaum
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,141,567
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,141,567
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,141,567
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                             ------------------
CUSIP No. 92923C104                                           Page 5 of 13 Pages
---------------------------------                             ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bennett Lindenbaum
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,141,567
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,141,567
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,141,567
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D originally filed on October 18, 2006 ("Original 13D"), on behalf of Basswood Capital Management, LLC, a Delaware limited liability company (the "Management Company"), Basswood Partners, LLC, a Delaware limited liability company ("Basswood Partners"), Matthew Lindenbaum and Bennett Lindenbaum. This Amendment No. 1 relates to the Common Stock, par value $0.01 per share, of WCI Communities, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company and references herein to "Options" are to standardized options to purchase the Common Stock of the Company. Basswood Partners serves as the general partner of Basswood Financial Partners, LP, a Delaware limited partnership, Basswood Opportunity Partners, LP, a Delaware limited partnership, Jet I, LP, a Delaware limited partnership, and Whitewood Financial Partners, LP, a Delaware limited partnership (collectively, the "Domestic Funds"). Basswood Partners directly owns shares of Common Stock and Options and may be deemed to have beneficial ownership over the Common Stock and Options directly owned by the Domestic Funds by virtue of the authority granted to it by the Domestic Funds to vote and to dispose of the securities held by the Domestic Funds, including the Common Stock and Options. The Management Company is the investment manager or adviser to Basswood Opportunity Fund, Inc. and Basswood International Fund, Inc. (collectively, the "Offshore Funds"), the Domestic Funds and a managed account (the "Managed Account" and together with the Domestic Funds and the Offshore Funds, the "Funds"). The Management Company may be deemed to have beneficial ownership over the Common Stock and Options directly owned by the Funds by virtue of the authority granted to it by the Funds (or, in the case of the Domestic Funds, Basswood Partners) to vote and to dispose of the securities held by the Funds, including the Common Stock and Options. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and Basswood Partners. Matthew Lindenbaum and Bennett Lindenbaum may be deemed to have beneficial ownership over the Common Stock and Options directly owned by the Funds and by Basswood Partners by virtue of the foregoing relationships. The Management Company, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the "Reporting Persons."

Item 3.   Source and Amount of Funds or Other
          Consideration.

     Paragraph 1 of Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

     The Funds expended an aggregate of approximately $20,533,213 of their investment capital to acquire the 1,139,679 shares of Common Stock, and $1,759,182 to acquire the Options to purchase 998,300 shares of Common Stock, beneficially owned by the Management Company. Basswood Partners and the Domestic Funds collectively expended an aggregate of approximately $10,230,276 of their investment capital to acquire the 604,358 shares of Common Stock, and $897,582 to acquire the Options to purchase 510,000 shares of Common Stock, beneficially owned by Basswood Partners. Basswood Partners and the Funds collectively expended an aggregate of approximately $20,566,448 of their investment capital to acquire the 1,141,567 shares of Common Stock, and $1,762,188 to acquire the Options to purchase 1,000,000 shares of Common Stock, beneficially owned by each of Matthew Lindenbaum and Bennett Lindenbaum. All shares of Common Stock were acquired in open market purchases on the New York Stock Exchange. All Options were acquired in open market purchases on various option exchanges.

Item 4.   Purpose of Transaction.

     Paragraph 2 of Item 4 of the Original 13D is hereby amended to add the following:

     Between October 25, 2006 and October 31, 2006, the Funds and Basswood Partners sold an aggregate amount of 1,000,000 shares of Common Stock in the Company in open market transactions. Between October 30, 2006 and October 31, 2006, the Funds and Basswood Partners purchased an aggregate amount of standardized Options to purchase 1,000,000 shares of Common Stock of the Company in open market transactions. On October 31, 2006, the Funds and Basswood Partners purchased an aggregate amount of 45,500 shares of Common Stock in the Company in open market transactions.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and 5(b) of the Original 13D are hereby amended and restated in their entirety as follows:

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 2,137,979 shares of Common Stock, including through ownership of the Options. The Management Company shares voting and dispositive power over all such holdings with Matthew Lindenbaum and Bennett Lindenbaum and, with respect to 1,110,770 of such shares, with Basswood Partners. The total number of shares the Management Company is deemed to beneficially own represents 5.1 % of the 41,821,351 shares of Common Stock outstanding as of August 7, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, Basswood Partners beneficially owns 1,114,358 shares of Common Stock (3,588 of which Basswood Partners owns directly), including through ownership of the Options, which represent 2.7% of the outstanding shares of Common Stock. Basswood Partners shares voting and dispositive power over all such holdings with Matthew Lindenbaum and Bennett Lindenbaum and, with respect to 1,110,770 of such shares, with the Management Company.

     As of the date of this Schedule 13D, Matthew Lindenbaum and Bennett Lindenbaum each beneficially own 2,141,567 shares of Common Stock, including through ownership of the Options, which represent 5.1% of the outstanding shares of Common Stock. Matthew Lindenbaum and Bennett Lindenbaum each share voting and dispositive power over all such holdings with the other and, with respect to 3,588 of such shares, with Basswood Partners, with respect to 1,027,209 of such shares, with the Management Company, and, with respect to 1,110,770 of such shares, with both the Management Company and Basswood Partners.

     None of the individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,027,209 shares of Common Stock (including the Options referenced in Items 4 and 6) held directly by the Offshore Funds and Managed Account. The Management Company, Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,110,770 shares of Common Stock (including the Options referenced in Items 4 and 6) held directly by the Domestic Funds. Basswood Partners, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 3,588 shares of Common Stock (including the Options referenced in Items 4 and 6) held directly by Basswood Partners.

     Item 5(c) of the Original 13D is hereby amended to add the following:

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since the filing of the Original 13D.

     Schedule B hereto sets forth certain information with respect to transactions by Basswood Partners in the Common Stock since the filing of the Original 13D.

     All of the transactions set forth on Schedule A and Schedule B were effected on the New York Stock Exchange or on various option exchanges.

     Except as set forth above and on Schedule A and Schedule B, since the filing of the Original 13D there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Paragraph 1 of Item 6 of the Original 13D is hereby amended and restated in its entirety as follows:

     Jet I, LP has borrowed and sold 6,100 shares of Common Stock and Whitewood Financial Partners, LP has borrowed and sold 39,450 shares of Common Stock as of the date hereof. The shares were borrowed in the ordinary course of business in order to effect short sales, and each of Jet I, LP and Whitewood Financial Partners, LP is required to return to the lender that number of shares that have been borrowed.

     The Funds and Basswood Partners have purchased an aggregate amount of standardized Options to purchase 1,000,000 shares of Common Stock of the Company in open market transactions. All referenced options expire on March 17, 2007.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 1, 2006


                                        BASSWOOD CAPITAL MANAGEMENT, LLC



                                        By: /s/ Matthew Lindenbaum
                                            ------------------------------------
                                            Name:   Matthew Lindenbaum
                                            Title:  Managing Member



                                        By: /s/ Matthew Lindenbaum
                                            ------------------------------------
                                            Name:   Matthew Lindenbaum
                                            Title:  Managing Member



                                        BASSWOOD PARTNERS, LLC



                                        By: /s/ Matthew Lindenbaum
                                            ------------------------------------
                                            Name:   Matthew Lindenbaum
                                            Title:  Managing Member



                                        By: /s/ Matthew Lindenbaum
                                            ------------------------------------
                                            Name:   Matthew Lindenbaum
                                            Title:  Managing Member




                                        /s/ Matthew Lindenbaum
                                        ----------------------------------------
                                        Matthew Lindenbaum



                                        /s/ Bennett Lindenbaum
                                        ----------------------------------------
                                        Bennett Lindenbaum


         [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D WITH RESPECT
                           TO WCI COMMUNITIES, INC.]

                                   Schedule A
                                   ----------


                      Transactions by the Domestic Funds in
                          Common Stock since the filing
                              of the Original 13D.


       Date            Transaction         Shares          Price Per Share($)
       ----            -----------         ------          ------------------

------------------ ------------------- --------------- -------------------------
    10/25/2006             SELL            129,787               15.3447
------------------ ------------------- --------------- -------------------------
    10/26/2006             SELL            188,151               15.6005
------------------ ------------------- --------------- -------------------------
    10/27/2006             SELL             39,148               15.9099
------------------ ------------------- --------------- -------------------------
    10/30/2006             SELL            166,447               15.9680
------------------ ------------------- --------------- -------------------------
    10/31/2006             BUY              10,789               16.0470
------------------ ------------------- --------------- -------------------------


                       Transactions by the Domestic Funds
                         in Options since the filing of
                                the Original 13D.


       Date            Transaction        Contracts        Price Per Contract
       ----            -----------        ---------        ------------------

------------------ ------------------- --------------- -------------------------
    10/30/2006             BUY               3,940                1.7132
------------------ ------------------- --------------- -------------------------
    10/31/2006             BUY               1,135                1.8321
------------------ ------------------- --------------- -------------------------

          Transactions by the Offshore Funds and the Managed Account in Common Stock since the filing of the Original 13D.

       Date            Transaction         Shares          Price Per Share($)
       ----            -----------         ------          ------------------

------------------ ------------------- --------------- -------------------------
    10/25/2006             SELL            119,795               15.3447
------------------ ------------------- --------------- -------------------------
    10/26/2006             SELL            173,000               15.6005
------------------ ------------------- --------------- -------------------------
    10/27/2006             SELL             35,720               15.9099
------------------ ------------------- --------------- -------------------------
    10/30/2006             SELL            146,236               15.9680
------------------ ------------------- --------------- -------------------------
    10/31/2006             BUY              34,669               16.0470
------------------ ------------------- --------------- -------------------------


          Transactions by the Offshore Funds and the Managed Account in Options since the filing of the Original 13D.

       Date            Transaction        Contracts        Price Per Contract
       ----            -----------        ---------        ------------------

------------------ ------------------- --------------- -------------------------
    10/30/2006             BUY               3,610                1.7132
------------------ ------------------- --------------- -------------------------
    10/31/2006             BUY               1,298                1.8321
------------------ ------------------- --------------- -------------------------

                                   Schedule B
                                   ----------

                Transactions by Basswood Partners in Common Stock
                     since the filing of the Original 13D.

       Date            Transaction         Shares          Price Per Share($)
       ----            -----------         ------          ------------------

------------------ ------------------- --------------- -------------------------
    10/25/2006             SELL                418               15.3447
------------------ ------------------- --------------- -------------------------
    10/26/2006             SELL                614               15.6005
------------------ ------------------- --------------- -------------------------
    10/27/2006             SELL                132               15.9099
------------------ ------------------- --------------- -------------------------
    10/30/2006             SELL                552               15.9680
------------------ ------------------- --------------- -------------------------
    10/31/2006             BUY                  42               16.0470
------------------ ------------------- --------------- -------------------------


                  Transactions by Basswood Partners in Options
                     since the filing of the Original 13D.

       Date            Transaction        Contracts        Price Per Contract
       ----            -----------        ---------        ------------------

------------------ ------------------- --------------- -------------------------
    10/30/2006             BUY                  12                1.7132
------------------ ------------------- --------------- -------------------------
    10/31/2006             BUY                   5                1.8321
------------------ ------------------- --------------- -------------------------